November 19, 2024

John Brenman
Chief Executive Officer
Swiftmerge Acquisition Corp.
4318 Forman Ave
Toluca Lake, CA 91602

Tristan Yopp
Chief Financial Officer
AleAnna Energy, LLC
Crecent Court, Suite 1860
Dallas, TX 75201

       Re: Swiftmerge Acquisition Corp.
           AleAnna Energy, LLC
           Amendment No. 3 to Registration Statement on Form S-4
           Filed November 14, 2024
           File No. 333-280699
Dear John Brenman and Tristan Yopp:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-4
Notes to Consolidated Financial Statements
Note 13-Natural Gas Producing Activities (Unaudited)
Reserve Information, page F-81

1. We note your response to prior comment 4 and the expanded reconciliation of
 November 19, 2024
Page 2

       changes in proved reserves on page F-81; however, no revision volumes are attributed to changes in sales prices. Footnote (1) explains your drilling activity during the years
       2023 and 2022 as the only change in proved reserves; however, the economic limit associated with your proved reserves, as of December 31, 2023 using a volume-
       weighted average sales price of $14.13 per Mcf, would occur sooner than if you used the year-end 2022 volume-weighted average sales price of $24.55. This change in economic limit would correspond to a reduction in the forecasted volume of proved reserves; therefore, you would recognize a negative volume change due to reduced sales prices as of December 31, 2023.

       The changes in the standardized measure on page F-83 presents a negative $96.6 million decrease due to prices as of December 31, 2023, and a positive $85.2 million increase due to prices as of December 31, 2022. Please review and revise your disclosure to present the corresponding volume changes in proved reserves associated with the changes in the volume-weighted average sales prices as of December 31,
       2023 and December 31, 2022.

       In addition, please refer to FASB ASC 932-235-50-5 for a list of significant change categories that should be presented separately in your tabular reconciliation. Note:
       "Extension and Discoveries" are a separate category from "Revisions of Previous
       Estimates."

       As all of your reserves are proved undeveloped, this comment also relates to the volume changes in your proved undeveloped reserves presented on page
231.
        Please contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez,
Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at 202-551-3699, or Sandra Wall, Petroleum Engineer, at 202-551-4727 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-
6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Adam Namoury, Esq.
      Stephen Grant, Esq.